Exhibit 21.01

UFP Technologies, Inc. wholly owns the following companies:

1.	Moulded Fibre Technology, Inc., a Maine company
2.	Simco Industries, Inc., a Michigan company
3.	Dielectrics, Inc., a Massachusetts company
4.	UFP Realty LLC, a Massachusetts limited liability company, and its wholly-owned subsidiaries:
	a.	UFPT MA, LLC, a Massachusetts limited liability company
	b.	UFP CO, LLC, a Colorado limited liability company
	c.	UFP FL, LLC, a Florida limited liability company
	d.	UFP TX, LLC, a Texas limited liability company
	e.	UFP MI, LLC, a Michigan limited liability company
	f.	UFP IA, LLC, an Iowa limited liability company